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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     AMENDMENT NO. 3 (FINAL AMENDMENT) TO
                                 SCHEDULE 14D-1
           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                            SECURITIES ACT OF 1934
                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                             OLD STONE CORPORATION

                           (NAME OF SUBJECT COMPANY)
                           MANTICORE PROPERTIES, LLC
                             GOTHAM PARTNERS, L.P.
                           GOTHAM PARTNERS, II, L.P.

                                    (BIDDER)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         CUMULATIVE VOTING CONVERTIBLE
              PREFERRED STOCK, SERIES B, PAR VALUE $1.00 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)
                                   680293107
                                   680293305

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           WILLIAM A. ACKMAN, MANAGER
                           MANTICORE PROPERTIES, LLC
                        110 EAST 42ND STREET, 18TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 286-0300

                                WITH COPIES TO:
                               MORRIS ORENS, ESQ.
                   SHEREFF, FRIEDMAN, HOFFMAN & GOODMAN, LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: ( 212) 758-9500

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)




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                               AMENDMENT NO. 3 TO
                                 SCHEDULE 14D-1


                             OLD STONE CORPORATION

         This Amendment No. 3 to Schedule 14D-1 amends and supplements the Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on November 14, 1997 as amended, (the "Statement") which relates to the offer by Manticore Properties, LLC, a Delaware limited liability company (the "Purchaser"), wholly-owned by Gotham Partners, L.P., a New York limited partnership and Gotham Partners II, L.P., a New York limited partnership (together, the "Funds"), to purchase any and all shares of Common Stock, par value $1.00 per share (the "Common Shares") and any and all shares of Cumulative Voting Convertible Preferred Stock, Series B, par value $1.00 per share (the "Preferred Shares" and together with the Common Shares, the "Shares") of Old Stone Corporation, a Rhode Island corporation (the "Company"). Except as set forth herein, there has been no changes to the information previously reported in the Statement.

ITEM 6            INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  The information set forth in Item 6 of the Statement is hereby amended and supplemented by the following information:

         The Offer expired at 5:00 p.m., New York City time on December 17, 1997. The Purchaser has accepted for payment all Shares validly tendered and not withdrawn as of the expiration of the Offer. The Purchaser has been advised by the Depository that approximately 1,593,487 Common Shares and 300,423 Preferred Shares had been properly tendered as of the Expiration Date, including 389,148 Common Shares and 4,155 Preferred Shares tendered by notice of guaranteed delivery. After the Offer, the Purchaser, Gotham and Gotham II, collectively, beneficially own 1,593,487 Common Shares representing 19.3% of the outstanding Common Shares, and 300,423 Preferred Shares representing 28.7% of the outstanding Preferred Shares, of which all such Shares are directly owned by the Purchaser. The percentages above have been calculated based on 8,246,175 outstanding Common Shares and 1,046,914 outstanding Preferred Shares as of September 30, 1997, as set forth in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997.



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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 1997     MANTICORE PROPERTIES, LLC

                              By: /s/ William A. Ackman
                                  ---------------------------------------
                                  Name:  William A. Ackman
                                  Title: Manager

                              GOTHAM PARTNERS, L.P.

                              By: Section H Partners, L.P.,
                                  its general partner

                              By: Karenina Corporation
                                  a general partner of Section H Partners, L.P.

                              By: /s/ William A. Ackman
                                  ---------------------------------------
                                  Name: William A. Ackman
                                  Title: President

                              GOTHAM PARTNERS II, L.P.

                              By: Section H Partners, L.P.,
                                  its general partner

                              By: Karenina Corporation
                                  a general partner of Section H Partners, L.P.

                              By: /s/ William A. Ackman
                                  ---------------------------------------
                                  Name: William A. Ackman
                                  Title: President